

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 26, 2010

Mail Stop 4631

Kelly Tacke
Vice President – Finance, Chief Financial Officer and Secretary
Palm Harbor Homes, Inc.
15303 Dallas Parkway, Suite 800
Addison, Texas 75001

Re: Palm Harbor Homes, Inc.
Form 10-K for Fiscal Year Ended March 27, 2009
Definitive Proxy Statement on Schedule 14A filed on June 17, 2009
File No. 0-24268

Dear Ms. Tacke:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended March 27, 2009

Item 9A. Controls and Procedures, page 66
Management's Evaluation of Disclosure Controls and Procedures, page 66

1. We note your disclosure that controls and procedures "are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

2. We note that "management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective…" Please be advised that pursuant to Item 307 of Regulation S-K you are required to disclose whether your CEO and CFO each concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Please confirm this to us and revise accordingly in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 69

3. We note that your exhibit list includes only the Sixth Amendment to the Amended and Restated Agreement for Wholesale Financing dated June 4, 2009 (Exhibit 10.5). In future filing please ensure to list as an exhibit, and to the extent applicable, file as an exhibit, the Amended and Restated Agreement for Wholesale Financing with all the amendments.

4. We note your Liquidity and Capital Resources discussion on pages 29 through 30 regarding a number of debt instruments, including the 2024 Notes and the bonds related to the 2005 and 2007 securitization transactions. We also note that you have not filed or listed as exhibits any documents governing these instruments. Please advise or otherwise in future filings, file the required documents as exhibits.

Definitive Proxy Statement on Schedule 14A filed on June 17, 2009

Compensation of Directors, page 5

5. We note that the amount of fees received by the non-employee directors varies. Please tell us with a view toward future disclosure whether the chairmen of each of the audit committee, compensation committee and governance committee receive additional fees as chairmen.

6. Please tell us how you have reported Mr. Smith's fees in light of disclosure that the audit committee met four times during the year and that each director attended

Kelly Tacke
Palm Harbor Homes, Inc
January 26, 2010
Page 3

at least 75% of the total number of board meetings and meetings of committees on which the director served.

Executive Compensation, page 11
Compensation Discussion and Analysis, page 11
Annual Cash Compensation, page 11

7. We note your disclosure that Ms. Take received a grant of 4,576 shares of the company's common stock; however, there is no disclosure as to why this award was made, how the committee determined the value of the award, and how this element of compensation fits into Ms. Kelly's overall compensation package. Please advise. Please see Items 402(b)(1)(iv), (v) and (vi) of Regulation S-K.

Annual Bonus, page 12

8. We note your disclosure that the committee believed that the quarterly bonus amounts for the named executive officers were appropriate in view of the company's financial limitations and that the bonus increase over the previous year was appropriate given the management's hard work in cutting company expenses and maintaining good relationships with lenders; however, it is unclear why the committee concluded that these bonus amounts were appropriate in light of the factors considered. In accordance with Item 402(b)(1)(v) of Regulation S-K, in future filings please revise your disclosure to provide a comprehensive analysis of the substance of the committee's decision, including without limitation, qualitative and quantitative disclosure of each material factor considered by the committee in setting these bonus amounts. Please show us in the supplemental response what the revisions will look like.

Summary Compensation Table, page 15

9. In light of your "Perquisites and Other Personal Benefits" disclosure on page 23, it appears that your summary compensation table is missing the "All Other Compensation "column" required to be disclosed in accordance with Item 402(c)(2)(ix) of Regulation S-K. To the extent that the aggregate amount of these perquisites and other personal benefits, or property, is less than $10,000, please confirm this to us and revise your future filings to clarify your CD&A discussion on this point.

10. For the awards reported in the "Restricted Stock Awards" column, in future filings please provide footnote disclosure to indicate all assumptions made in the valuation of these awards. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

Kelly Tacke
Palm Harbor Homes, Inc
January 26, 2010
Page 4

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti at (202) 551-3369, Andy Schoeffler at (202) 3748 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief